FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2020

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Attached hereto is Registrant’s press release dated February 18, 2020, announcing that Gilat's First-to-Flight ESA Terminal Achieves Another Industry-First with In-Flight Connectivity over NGSO, Well-Positioning Gilat to Win the Vast Opportunities in the ESA Market.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 18, 2020	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat's First-to-Flight ESA Terminal Achieves Another Industry-First
with In-Flight Connectivity over NGSO, Well-Positioning Gilat to Win the Vast Opportunities in the ESA Market

High performance and instantaneous multi-orbit LEO-GEO switchover between
Telesat's satellites over Ka-band capacity was achieved onboard Honeywell's commercial test aircraft

Gilat

GILAT'S ESA FIRST TO FLY OVER NGSO
WITH INSTANTANEOUS SWITCHOVER: GEO-LEO-GEO

Petah Tikva, Israel, February 18, 2020 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Gilat's first-to-flight Electronically Steered Antenna (ESA) terminal achieved yet another industry-first with in-flight connectivity over NGSO, that well-positions Gilat to win the vast opportunities in the ESA market. The demonstration showed high performance and instantaneous Ka-band switchovers between and operating on Telesat's Phase 1 LEO satellite and its Anik-F3 GEO satellite, onboard Honeywell's Boeing 757 commercial test aircraft, across several flight tests.

Gilat's high throughput and small form factor ESA operated continuously over GEO then instantaneously switched connectivity to operate on LEO when it came into view, and back to GEO after operating on LEO. The ESA terminal demonstrated high performance, with broadband throughput of up to 58 Mbit/sec on both FWD and RTN, round trip delay as low as 18msec and robust operation at low elevation angles of down to 20 degrees.

Gilat's ESA is a no moving parts, full electronic beam steering flat panel antenna with an extremely low profile. Gilat's innovative design combines the benefits of ESA with the advantages of Ka-band, as highlighted by the performance achieved in this testing. The ESA terminal serves both GEO and NGSO constellations and as such opens the market to low latency real-time applications.

Gilat’s multi-orbit ESA switchover capabilities will enable airlines to future-proof their connectivity decisions,” said Michel Forest, Director of Systems Engineering for the LEO Program at Telesat. “Airlines will be able to access high-performing Ka-band connectivity today, and easily incorporate LEO low-latency connectivity without replacing terminals. Our ongoing development efforts with our valued partner Gilat will ensure airlines have flexibility and ability to meet their inflight data requirements of the future.”

"Gilat's innovative ESA terminal opens up great opportunities in the commercial and business aviation markets with a winning proposition that addresses the two major ESA industry growth dynamics: mobility, with emphasis on in-flight connectivity, and the upcoming NGSO constellations," said Roni Stoleru, Vice President Antenna Products & Strategy at Gilat. "We are appreciative of the collaboration with our long-standing partners, Honeywell and Telesat and look forward to continued cooperation."

Gilat's ESA terminal will be displayed at Satellite 2020 in Washington DC, booth #1017.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
+1-203-972-0186
JuneFil@optonline.net